                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For October 12, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X           Form 40-F
                             -----                   -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                      No   X
                             -----                   -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) has signed a
Letter of Intent to acquire up to 75% ownership of nine highly prospective uranium claims in the eastern Athabasca Basin, Saskatchewan, Canada, from
CanAlaska Ventures Ltd. (TSX-V: CVV). Known collectively as the "Waterbury
Project," the claims are situated within 12 kilometers (7 miles) of the second largest, high-grade uranium deposit in the world.

"We are very excited about the potential that these uranium claims offer, especially in light of the world's renewed interest in nuclear energy," said
Kabir Ahmed, President and CEO of Northwestern. "This acquisition comes on the heels of our recently announced deal for two uranium-vanadium mines in Utah and augments our growing uranium property portfolio. Saskatchewan's Athabasca Basin is renowned for hosting several of the world's most prolific high-grade uranium mines. Northwestern looks forward to developing its prospects in this globally recognized mining region."

The Waterbury Project consists of nine mineral claims totaling 12,417 hectares
(30,683 acres). The claims are all favorably located, in close proximity to several known unconformity-type uranium deposits. Today, all of Canada's uranium production comes from unconformity-related deposits. Two major fault systems associated with significant uranium deposits underlie the Waterbury Project property area. Private roads maintained by major uranium producers cross the property area, as do numerous drill roads. Daily air service and a provincial highway also serve the area.

According to the World Nuclear Association, Saskatchewan produced approximately
30% of the world's total uranium production in 2004, making it the world's largest uranium producing district. To put this power into perspective,
Saskatchewan's uranium reserves have the equivalent energy potential of four billion tonnes of coal or 19 billion barrels of oil.

Under the terms of the Letter of Intent, Northwestern will pay, in installments, a total of C$150,000 to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska would receive a 3% net smelter royalty
(NSR) and 300,000 shares from Northwestern's treasury to be released in stages beginning on or prior to the Execution Date of the Formal Agreement, which will incorporate the terms of the Letter of Intent. These shares will be subject to any regulatory hold periods. Northwestern has agreed to spend a minimum of C$2.0 million on the Waterbury Project prior to April 1, 2008. Northwestern can boost its ownership to 60% by spending an additional C$2.0 million on the property within two years of vesting its 50% interest. Thereafter, Northwestern can increase its stake to 75% by completing a Bankable Feasibility Study within two years from the date it vests its 60% interest. During this development stage,
Northwestern would spend an annual minimum of C$500,000 at Waterbury. CanAlaska would also receive an additional 200,000 shares from Northwestern's treasury.
CanAlaska will act as operator of the property until Northwestern has a vested
60% interest, at which time Northwestern may become the operator.

The Letter of Intent is subject to regulatory approval, due diligence and environmental assessment. Other terms of the agreement were not released.

James S. Kermeen, P.Eng., a qualified person as defined by National Instrument
43-101, is responsible for the preparation of technical information in this news release."

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                              -------------------
                                                  Kabir Ahmed
                                                  President

Date: October 12, 2005